UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-39173

I-MAB

55th – 56th Floor, New Bund Center, 555 West Haiyang Road, Pudong District

Shanghai, 200124

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Management Consolidation

I-Mab (the “Company”) (Nasdaq: IMAB), a clinical-stage biopharmaceutical company committed to the discovery, development, and commercialization of novel biologics, today announced a consolidation of its management responsibilities.

Dr. Jingwu Zang, Founder and Chairman, will continue overseeing corporate strategy, global business partnerships and the development of the next generation innovation, while transferring Acting CEO with business operational duties to Dr. Andrew Zhu, President of I-Mab, effective from September 30, 2022. Dr. Zhu will also serve on the Environmental, Social and Governance committee (“ESG Committee”) of the board.

Mr. Richard Yeh, Chief Operating Officer, with an extensive track record in banking and working as a CFO for biotech companies, will assume the interim CFO duties effective from September 30, 2022. Mr. John Long will step down as CFO, board director and member of the ESG Committee to pursue other interests.

“The management consolidation is intended to reinforce the Company’s execution and operational efficiency. It realigns with the Company’s strategy to focus on bringing the value-driver assets to registration, advancing the emerging portfolio of next generation innovative assets to the clinic, and facilitating partnership deals to realize the value of the Company’s innovative pipeline,” said Dr. Jingwu Zang, Founder and Chairman of I-Mab.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about I-Mab’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: I-Mab's ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or NDA/BLA approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab's ability to achieve commercial success for its drug candidates, if approved; I-Mab's ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab's reliance on third parties to conduct drug development, manufacturing and other services; I-Mab's limited operating history and I-Mab's ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and the impact of the COVID-19 pandemic on the Company’s clinical developments, commercial and other operations, as well as those risks more fully discussed in the "Risk Factors" section in I-Mab's most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab's subsequent filings with the SEC. All forward-looking statements are based on information currently available to I-Mab, and I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

	By	:	/s/ Richard Yeh
	Name	:	Richard Yeh
	Title	:	Chief Operating Officer and Interim Chief Financial Officer

Date: September 30, 2022